news release

Zi Corporation Develops Software to Integrate eZiText®, eZiTap™ into the New Voq™ Professional Phone by Sierra Wireless with Windows Mobile Software

Integration Provides Faster Time-to-Market Benefits for OEMs

CALGARY, AB, February 17, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has worked closely with Microsoft Corp. to develop a new software system designed to enable Zi's proprietary eZiText® and eZiTap™ predictive text technologies to work seamlessly with the Microsoft Windows Mobile software for Smartphones. The new solution, called an Input Method Editor (IME), will provide significant time-to-market savings and superior usability to original equipment and design manufacturers (OEMs and ODMs) that use Zi's predictive text technologies.

The IME is available from Zi for use by handset manufacturers, the first of which is Sierra Wireless (Nasdaq:SWIR) (TSX:SW), an innovative wireless technology company. Sierra Wireless has licensed eZiText Chinese and eZiTap English and employed the Zi IME as part of its new line of Voq™ Professional Phones, which uses Windows Mobile 2003 software for Smartphones. Sales of the new Voq Professional Phone are targeted at business professionals and are expected to begin in the first half of 2004.

"Microsoft created Windows Mobile with the goal of providing a rich platform upon which our partners could develop innovative technologies that help transform the way mobile business is conducted," said Julie Wymetalek, manager of the MPAC program at Microsoft. "We're pleased to work with partners like Zi Corporation, which is creating innovative solutions like eZiText and eZiTap that help users more easily communicate on the go using their Windows Mobile-based devices."

Smart phones are the next big growth opportunity in the handset space. According to Gartner Group, smart phones will make up nearly a quarter of the handset market by 2008, shipping some 150 million units. Research completed by the Yankee Group also reports that there is an upcoming spike in the adoption of smart phones and the Voq Professional Phone's key features including the flip-open QWERTY thumbpad, make it a formidable offering in this market space. Due to Sierra Wireless's expertise in providing wireless data solutions for mobile business users and its existing global network of wireless operators and corporate technology channels, it is well positioned to succeed in the smart phone market.

Andrew Harries, Senior Vice President Marketing for Sierra Wireless, said they selected Zi's predictive text technologies "because of their advanced features, flexibility and ease of use and because of Zi's working relationship with Microsoft - a key partner of Sierra Wireless. With their superior technical support and the availability of the IME, we are able to accelerate the implementation of these important text messaging features and shorten the time to market, which are important market advantages. The Voq phone's unique QWERTY thumbpad combined with Zi's efficient and intuitive text input interfaces for word prediction accommodate users for one hand operation."

Zi Corporation President and CEO Mike Donnell said, "Joining forces with Microsoft creates an important collaborative affiliation for Zi. As evidenced by our relationship with Sierra Wireless, it opens a number of new opportunities and positions us to further penetrate the market for advanced mobile devices. Sierra Wireless has also built a solid reputation and business in developing and delivering productivity enhancing wireless solutions and it has a strong global network of customers and partners."

Zi engineers worked closely with Microsoft's development team to create a robust IME that resolves the entire text input interface and display of Zi's text input technologies on the Smartphone platform. The IME has been extensively tested to ensure users experience a familiar Windows Mobile interface consistently across all the phone's applications and services. For handset manufacturers, this means they can implement Zi's text input technologies and the IME without any additional man-machine interface (MMI) work and testing.

The Zi IME package for Windows Mobile-based Smartphones includes a fully developed, localized interface, intuitive display, and user cues. They combine to deliver a non-intrusive IME which runs inside any Windows Mobile-based application requiring text input. For more information about the Zi IME, e-mail info@zicorp.com.

3GSM World Congress in Cannes, France
 For more information about Zi integrations, visit Zi's stand (E21, Hall 2) at the upcoming 3GSM World Congress in Cannes, France from February 23 to 26, 2004. At the show, Zi will unveil for the first time the recently announced series of new innovations to its predictive text technology products. This includes new product features and enhancements that make text entry even quicker and easier for users than ever before. For media interested in meeting with Zi Corporation at the show, contact Brian Dolby of GBCS PR Ltd at +44 (0) 115 9508399, brian@gbcspr.com, in the United Kingdom or Linda Wu of Zi Corporation at 403-537-9779, lwu@zicorp.com, in North America.

About Sierra Wireless
 Sierra Wireless (Nasdaq:SWIR; TSX:SW) is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets the AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions; and Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless please visit www.sierrawireless.com. For more information about the Voq Professional Phone, please visit www.voq.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

"Voq" is a trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:

Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com